UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission File Number: 001-40533

Dingdong (Cayman) Limited

Building 1, 56 Fanchang Road

Shanghai, 201201

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Exhibit Index

Exhibit 99.1 – Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

DINGDONG (CAYMAN) LIMITED

By:	/s/ Changlin Liang
Name:	Changlin Liang
Title:	Director and Chief Executive Officer

Date: May 12, 2023

Dingdong (Cayman) Limited Announces First Quarter 2023 Financial Results

SHANGHAI, May 12, 2023 — Dingdong (Cayman) Limited (“Dingdong” or the “Company”) (NYSE: DDL), a leading fresh grocery e-commerce company in China, with advanced supply chain capabilities, today announced its unaudited financial results for the quarter ended March 31, 2023.

First Quarter 2023 Highlights:

•

GMV for the first quarter of 2023 decreased by 6.8% year over year to RMB5,451.2 million (US$793.8 million) from RMB5,851.3 million in the same quarter of 2022, primarily due to decreased consumer demand in the first quarter of 2023, as most of the pandemic restrictive measures were lifted. In contrast, consumer demand in the first quarter of 2022 was excessively high due to a series of restrictive measures implemented by local governments to contain the spread of the Omicron variant, in particular, during the city-wide lockdown in Shanghai last March. GMV in the first quarter of 2023 was also adversely affected by the Company’s withdrawal from several cities in 2022, due to difficulties in attaining profitability in these markets in the short term. Furthermore, the company reduced using subsidies and discounted pricing to attract and retain customers, which caused a temporary decrease in GMV. Excluding March, GMV generated in January and February 2023 increased by 5.3% year over year to RMB3,600.9 million (US$524.3 million) from RMB3,420.7 million in the same period of 2022.

•

Fulfillment expenses for the first quarter of 2023 were RMB1,196.1 million (US$174.2 million), a decrease of 19.4% from RMB1,484.1 million in the same quarter of 2022. Fulfillment expenses as a percentage of total revenues decreased to 23.9% from 27.3% in the same quarter of 2022.

•	Non-GAAP net income for the first quarter of 2023 was RMB6.1 million (US$0.9 million), compared with non-GAAP net loss of RMB422.2 million in the same quarter of 2022.

Mr. Changlin Liang, Founder and Chief Executive Officer of Dingdong, stated,

“During the first quarter of 2023, there was reduced consumer demand for our products as China lifted its dynamic zero-COVID policy and people were traveling during the Chinese New Year and engaging in spring outings. We also incurred additional expenses and labor costs to ensure timely order fulfillment during the holiday. Despite these setbacks, we are proud that we were still able to achieve our expected non-GAAP breakeven this quarter.

Dingdong is a start-up dedicated to providing safe, healthy, and delicious food to users. Our mission is to innovate relentlessly for the betterment of people’s lives. We will leave no stone unturned to create value for consumers and society, while adhering to our roots and maintaining strict discipline. Our beliefs extend far beyond mere profitability, fueling our passion and drive to achieve success both now and in the future.”

Ms. Le Yu, Chief Strategy Officer of Dingdong, stated,

“In the first quarter of 2023, we recorded RMB5.45 billion GMV, with a year-over-year decrease of 6.8%, meanwhile our revenue was RMB5.0 billion, with a year-over-year decrease of 8.2%. To break it down, our GMV in January and February increased by 5.3% as compared to the same period of last year, and the decline in March was a comparison with the high base resulting from the lockdown in Shanghai last March. On a year-over-year basis, gross margin, fulfillment expense ratio, sales and marketing expense ratio, G&A expense ratio and product development expense ratio all were optimized. Our success in the first quarter adds confidence in our ability to achieve a full-year non-GAAP breakeven for 2023.”

First Quarter 2023 Financial Results

Total revenues were RMB4,997.5 million (US$727.7 million), representing a decrease of 8.2% from RMB5,443.7 million in the same quarter of 2022, which was primarily due to decreased consumer demand in the first quarter of 2023. In contrast, consumer demand in the first quarter of 2022 was excessively high due to a series of restrictive measures implemented by local governments to contain the spread of the Omicron variant, in particular, during the city-wide lockdown in Shanghai last March. Total revenues for the first quarter of 2023 was also adversely affected by the Company’s withdrawal from several cities in 2022, due to difficulties in attaining profitability in these markets in the short term. Total revenues for the first two months of 2023 increased by 5.2% year over year to RMB3,302.8 million (US$480.9 million) from RMB3,140.3 million in the same period of 2022.

•

Product Revenues were RMB4,937.8 million (US$719.0 million), a decrease of 8.1% from RMB5,375.1 million in the same quarter of 2022. Excluding March, total product revenues for the first two months of 2023 increased by 5.3% year over year to RMB3,261.8 million (US$475.0 million) from RMB3,096.2 million in the same period of 2022.

•

Service Revenues were RMB59.7 million (US$8.7 million), a decrease of 12.9% from RMB68.6 million in the same quarter of 2022, primarily because the Company was proactively optimizing its membership structure.

Total operating costs and expenses were RMB5,043.3 million (US$734.4 million), a decrease of 14.4% from RMB5,892.3 million in the same quarter of 2022, with a detailed breakdown as below.

•

Cost of goods sold was RMB3,462.3 million (US$504.2 million), a decrease of 10.7% from RMB3,879.3 million in the same quarter of 2022. Cost of goods sold as a percentage of revenues decreased to 69.3% from 71.3% in the same quarter of 2022, primarily due to improvements in product development capabilities. Gross margin was 30.7%, a significant improvement from 28.7% in the same quarter of 2022.

•

Fulfillment expenses were RMB1,196.1 million (US$174.2 million), a decrease of 19.4% from RMB1,484.1 million in the same quarter of 2022. Fulfillment expenses as a percentage of total revenues decreased to 23.9% from 27.3% in the same quarter of 2022, mainly driven by the increase in average order value and improved frontline fulfillment labor efficiency.

•

Sales and marketing expenses were RMB87.5 million (US$12.7 million), a decrease of 50.3% from RMB176.1 million in the same quarter of 2022, as user acquisition cost per new transacting user decreased due to the Company’s improved product development capabilities and increasingly established brand image.

•	General and administrative expenses were RMB86.8 million (US$12.6 million), a decrease of 26.9% from RMB118.7 million in the same quarter of 2022, mainly due to the improved efficiency of our staff.

•

Product development expenses were RMB210.6 million (US$30.7 million), a decrease of 10.0% from RMB233.9 million in the same quarter of 2022, primarily due to the Company’s improved R&D efficiency. While advocating on energy and resource saving, the Company will continue its investments in product development capabilities, agricultural technology, data algorithms, and other technology infrastructure, to further enhance its competitiveness.

Loss from operations was narrowed to RMB50.1 million (US$7.3 million), compared with operating loss of RMB461.7 million in the same quarter of 2022.

Net loss was narrowed to RMB52.4 million (US$7.6 million), compared with net loss of RMB477.4 million in the same quarter of 2022.

Non-GAAP net income, which is a non-GAAP measure that excludes share-based compensation expenses, was RMB6.1 million (US$0.9 million), a significant improvement from non-GAAP net loss of RMB422.2 million in the same quarter of 2022. In addition, non-GAAP net margin, which is the Company’s non-GAAP net income / (loss) as a percentage of revenues, improved to 0.1% from negative 7.8% in the same quarter of 2022.

Basic and diluted net loss per share were RMB0.17 (US$0.02), compared with net loss per share of RMB1.48 in the same quarter of 2022. Non-GAAP net income per share, basic and diluted, was RMB0.01 (US$0.00), compared with non-GAAP net loss per share of RMB1.31 in the same quarter of 2022.

Cash and cash equivalents and short-term investments were RMB5,700.2 million (US$830.0 million) as of March 31, 2023, compared with RMB6,493.0 million as of December 31, 2022.

Conference Call

The Company’s management will hold an earnings conference call at 8:00 A.M. Eastern Time on Friday, May 12, 2023 (8:00 P.M. Beijing Time on the same day) to discuss the financial results. The presentation and question and answer session will be presented in both Mandarin and English. Listeners may access the call by dialing the following numbers:

International:	1-412-317-6061
United States Toll Free:	1-888-317-6003
Mainland China Toll Free:	4001-206115
Hong Kong Toll Free:	800-963976
Conference ID:	7302404

The replay will be accessible through May 19, 2023 by dialing the following numbers:

International:	1-412-317-0088
United States:	1-877-344-7529
Access Code:	5972888

A live and archived webcast of the conference call will also be available at the Company's investor relations website at https://ir.100.me.

About Dingdong (Cayman) Limited

We are a leading fresh grocery e-commerce company in China, with sustainable long-term growth. We directly provide users and households with fresh produce, prepared food, and other food products through a convenient and excellent shopping experience supported by an extensive self-operated frontline fulfillment grid. Leveraging our deep insights into consumers' evolving needs and our strong food innovation capabilities, we have successfully launched a series of private label products spanning a variety of food categories. Many of our private label products are produced at our Dingdong production plants, allowing us to more efficiently produce and offer safe and high-quality food products. We aim to be Chinese families' first choice for food shopping.

For more information, please visit: https://ir.100.me.

Use of Non-GAAP Financial Measures

The Company uses non-GAAP measures, such as non-GAAP net (loss)/income, non-GAAP net margin, non-GAAP net (loss)/income attributable to ordinary shareholders and non-GAAP net (loss)/income per share, basic and diluted, in evaluating its operating results and for financial and operational decision-making purposes. The Company believes that the non-GAAP financial measures help identify underlying trends in its business by excluding the impact of share-based compensation expenses, which are non-cash charges and do not correlate to any operating activity trends. The Company believes that the non-GAAP financial measures provide useful information about the Company’s results of operations, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools, and when assessing the Company’s operating performance, cash flows or liquidity, investors should not consider them in isolation, or as a substitute for net loss, cash flows provided by operating activities or other consolidated statements of operations and cash flows data prepared in accordance with U.S. GAAP. The Company’s definition of non-GAAP financial measures may differ from those of industry peers and may not be comparable with their non-GAAP financial measures.

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this announcement.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB6.8676 to US$1.00, the exchange rate on March 31, 2023 set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue,” or other similar expressions. Among other things, business outlook and quotations from management in this announcement, as well as Dingdong’s strategic and operational plans, contain forward-looking statements. Dingdong may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its interim and annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Dingdong’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Dingdong’s goals and strategies; Dingdong’s future business development, financial conditions, and results of operations; the expected outlook of the fresh grocery ecommerce market in China; Dingdong’s expectations regarding demand for and market acceptance of its products and services; Dingdong’s expectations regarding its relationships with its users, clients, business partners, and other stakeholders; competition in Dingdong’s industry; and relevant government policies and regulations relating to Dingdong’s industry, and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this announcement and in the attachments is as of the date of the announcement, and the Company undertakes no duty to update such information, except as required under applicable law.

For investor inquiries, please contact:

Dingdong Fresh

ir@100.me

DINGDONG (CAYMAN) LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of RMB and US$)

	As of
	December 31, 2022	March 31, 2023	March 31, 2023
	RMB	RMB	US$
		(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	1,856,187	1,778,127	258,915
Restricted cash	2,763	7,714	1,123
Short-term investments	4,636,774	3,922,041	571,093
Accounts receivable, net	141,468	103,933	15,134
Inventories	604,884	478,763	69,713
Advance to suppliers	83,835	72,262	10,522
Prepayments and other current assets	170,336	181,256	26,394
Total current assets	7,496,247	6,544,096	952,894

Non-current assets:
Property and equipment, net	314,980	277,907	40,466
Operating lease right-of-use assets	1,425,117	1,362,000	198,323
Other non-current assets	145,563	145,815	21,232
Total non-current assets	1,885,660	1,785,722	260,021

TOTAL ASSETS	9,381,907	8,329,818	1,212,915

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	1,886,689	1,464,798	213,291
Customer advances and deferred revenue	253,010	241,289	35,134
Accrued expenses and other current liabilities	810,963	653,309	95,129
Salary and welfare payable	329,104	334,438	48,698
Operating lease liabilities, current	693,496	704,286	102,552
Short-term borrowings	4,237,978	3,803,576	553,844
Total current liabilities	8,211,240	7,201,696	1,048,648

Non-current liabilities:
Operating lease liabilities, non-current	678,000	615,025	89,555
Other non-current liabilities	75,000	115,067	16,755
Total non-current liabilities	753,000	730,092	106,310

TOTAL LIABILITIES	8,964,240	7,931,788	1,154,958

DINGDONG (CAYMAN) LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands of RMB and US$)

	As of
	December 31, 2022	March 31, 2023	March 31, 2023
	RMB	RMB	US$
		(Unaudited)
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY (CONTINUED)
Mezzanine Equity:
Redeemable noncontrolling interests	107,490	109,550	15,952

TOTAL MEZZANINE EQUITY	107,490	109,550	15,952

Shareholders' equity
Ordinary shares	4	4	1
Additional paid-in capital	13,922,811	13,982,043	2,035,943
Treasury stock	(20,666)	(20,666)	(3,010)
Accumulated deficit	(13,580,086)	(13,634,537)	(1,985,343)
Accumulated other comprehensive loss	(11,886)	(38,364)	(5,586)

TOTAL SHAREHOLDERS' EQUITY	310,177	288,480	42,005

TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY	9,381,907	8,329,818	1,212,915

DINGDONG (CAYMAN) LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	For the three months ended March 31,
	2022	2023	2023
	RMB	RMB	US$
	(Unaudited)
Revenues:
Product revenues	5,375,090	4,937,763	718,994
Service revenues	68,582	59,715	8,695

Total revenues	5,443,672	4,997,478	727,689

Operating costs and expenses:
Cost of goods sold	(3,879,328)	(3,462,337)	(504,155)
Fulfillment expenses	(1,484,142)	(1,196,059)	(174,160)
Sales and marketing expenses	(176,116)	(87,464)	(12,736)
Product development expenses	(233,915)	(210,635)	(30,671)
General and administrative expenses	(118,771)	(86,842)	(12,645)

Total operating costs and expenses	(5,892,272)	(5,043,337)	(734,367)

Other operating expenses, net	(13,066)	(4,197)	(611)
Loss from operations	(461,666)	(50,056)	(7,289)
Interest income	13,234	33,751	4,915
Interest expenses	(30,708)	(28,876)	(4,205)
Other income, net	1,757	2,866	417

Loss before income tax	(477,383)	(42,315)	(6,162)

Income tax expenses	-	(10,076)	(1,467)

Net loss	(477,383)	(52,391)	(7,629)

Accretion of redeemable noncontrolling interests	(1,435)	(2,060)	(300)

Net loss attributable to ordinary shareholders	(478,818)	(54,451)	(7,929)

DINGDONG (CAYMAN) LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	For the three months ended March 31,
	2022	2023	2023
	RMB	RMB	US$
	(Unaudited)
Net loss per Class A and Class B ordinary share:
Basic and diluted	(1.48)	(0.17)	(0.02)
Shares used in net loss per Class A and Class B ordinary share computation:
Basic and diluted	324,443,234	324,539,178	324,539,178
Other comprehensive loss, net of tax of nil:
Foreign currency translation adjustments	(24,959)	(26,478)	(3,855)

Comprehensive loss	(502,342)	(78,869)	(11,484)

Accretion of redeemable noncontrolling interests	(1,435)	(2,060)	(300)

Comprehensive loss attributable to ordinary shareholders	(503,777)	(80,929)	(11,784)

DINGDONG (CAYMAN) LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of RMB and US$)

	For the three months ended March 31,
	2022	2023	2023
	RMB	RMB	US$
	(Unaudited)

Net cash used in operating activities	(385,203)	(306,839)	(44,679)

Net cash generated from investing activities	885,907	669,811	97,532

Net cash generated from / (used in) financing activities	98,991	(432,873)	(63,031)

Effect of exchange rate changes on cash and cash equivalents and restricted cash	(3,560)	(3,209)	(468)
Net increase / (decrease) in cash and cash equivalents and restricted cash	596,135	(73,110)	(10,646)

Cash and cash equivalents and restricted cash at the beginning of the period	670,432	1,858,951	270,684
Cash and cash equivalents and restricted cash at the end of the period	1,266,567	1,785,841	260,038

DINGDONG (CAYMAN) LIMITED

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	For the three months ended March 31,
	2022	2023	2023
	RMB	RMB	US$
	(Unaudited)
Net loss	(477,383)	(52,391)	(7,629)
Add: share-based compensation expenses (1)	55,174	58,462	8,513

Non-GAAP net (loss) / income	(422,209)	6,071	884

Net loss margin	(8.8% )	(1.1% )	(1.1% )
Add: share-based compensation expenses	1.0%	1.2%	1.2%
Non-GAAP net (loss) / income margin	(7.8% )	0.1%	0.1%

Net loss attributable to ordinary shareholders	(478,818)	(54,451)	(7,929)

Add: share-based compensation expenses (1)	55,174	58,462	8,513

Non-GAAP net (loss) / income attributable to ordinary shareholders	(423,644)	4,011	584

Net loss per Class A and Class B ordinary share:
Basic and diluted	(1.48)	(0.17)	(0.02)
Add: share-based compensation expenses	0.17	0.18	0.02
Non-GAAP net (loss) / income per Class A and Class B ordinary share:

Basic and diluted	(1.31)	0.01	0.00

(1) Share-based compensation expenses are recognized as follows:

	For the three months ended March 31,
	2022	2023	2023
	RMB	RMB	US$
	(Unaudited)

Fulfillment expenses	12,116	11,970	1,743
Sales and marketing expenses	(255)	789	115
Product development expenses	26,037	28,424	4,139
General and administrative expenses	17,276	17,279	2,516

Total	55,174	58,462	8,513